Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

SSR Mining Inc.	Financial Statements Year-End 2019 | 2

SSR Mining Inc.

Management’s Report

Management’s Responsibility for the Consolidated Financial Statements

The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Consolidated financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

PricewaterhouseCoopers LLP, an independent registered public accounting firm appointed by the shareholders, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in their report which appears herein.

“Paul Benson”	“Gregory Martin”

Paul Benson	Gregory Martin

President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 20, 2020

SSR Mining Inc.	Financial Statements Year-End 2019 | 3

SSR Mining Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of SSR Mining Inc.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of SSR Mining Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

SSR Mining Inc.	Financial Statements Year-End 2019 | 4

SSR Mining Inc.

Report of Independent Registered Public Accounting Firm

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amount of Puna Operations cash-generating unit

As described in Notes 2, 3 and 24 to the consolidated financial statements, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded, at December 31, 2019, an impairment indicator existed at Puna Operations cash-generating unit (“Puna Operations CGU”), which had a carrying value of $141.9 million, and as such, management performed an impairment assessment. The recoverable amount of Puna Operations CGU was determined to be the fair value less costs of disposal and was based on a discounted cash flow model. The recoverable amount of Puna Operations CGU determined by management exceeded its carrying value, and as a result no impairment was recorded. Significant assumptions used in the discounted cash flow model, included: metal prices, production based on current estimates of recoverable Mineral Reserves, future operating costs and capital expenditures, the discount rate and the foreign exchange rate. The Company’s estimates of Mineral Reserves have been developed by management’s specialists.

The principal considerations for our determination that performing procedures relating to the recoverable amount of Puna Operations cash-generating unit is a critical audit matter are: (i) there was significant judgment exercised by management when determining the significant assumptions included in its discounted cash flow model, including, metal prices, production based on current estimates of recoverable Mineral Reserves, future operating costs and capital expenditures, the discount rate and the foreign exchange rate which led to a high degree of auditor subjectivity and judgment in applying our procedures and in evaluating audit evidence relating to the impairment assessment of Puna Operations CGU; and (ii) our audit effort included the use of professionals with specialized skill and knowledge to assist in evaluating the discount rate.

SSR Mining Inc.	Financial Statements Year-End 2019 | 5

SSR Mining Inc.

Report of Independent Registered Public Accounting Firm

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures involved testing the effectiveness of internal controls relating to management’s impairment assessment, including controls over the recoverable amount of Puna Operations CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of Puna Operations CGU, including evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management. Evaluating whether the significant assumptions used by management, including metal prices, production based on current estimates of recoverable Mineral Reserves, future operating costs and capital expenditures, the discount rate and the foreign exchange rate were reasonable involved considering (i) the current and past performance of Puna Operations CGU, (ii) the consistency with external market and industry data, including external metal prices and the foreign exchange rate, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the discount rate. The work of management’s specialists was used in performing procedures to evaluate the reasonableness of the amount of recoverable Mineral Reserves. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as their methods and assumptions. The procedures performed also included tests of the data used by the specialists and an evaluation of their findings. Evaluating the significant assumptions relating to the estimates of recoverable Mineral Reserves also involved obtaining evidence to support the reasonableness of the assumptions, including considering the past performance of Puna Operations CGU and whether they were consistent with evidence obtained in other areas of the audit.

Recoverable amount of goodwill

As described in Notes 2, 3 and 10 to the consolidated financial statements, the Company’s goodwill balance was $49.8 million as at December 31, 2019, and arose from the acquisition of the Seabee Gold Operation. The goodwill is required to be tested annually for impairment and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. For the purpose of the goodwill impairment test, the recoverable amount of the Seabee Gold Operation cash-generating unit (“the Seabee Gold Operation CGU”), was determined to be the fair value less cost of disposal and was based on a discounted cash flow model. The recoverable amount of the Seabee Gold Operation CGU determined by management exceeded its carrying value, and as a result no impairment loss was recorded. Significant assumptions used in the discounted cash flow model, included: metal prices, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, future operating costs and capital expenditures, the discount rate and a Canadian dollar to U.S. dollar foreign exchange rate. The Company’s estimates of recoverable Mineral Reserves and Mineral Resources have been developed by management’s specialists.

The principal considerations for our determination that performing procedures relating to the recoverable amount of goodwill is a critical audit matter are: (i) there was significant judgment exercised by management when determining the significant assumptions included in its discounted cash flow model, including, metal prices, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, future operating costs and capital expenditures, the discount rate and a Canadian dollar to U.S. dollar foreign exchange rate which led to a high degree of auditor subjectivity, judgment and effort in performing procedures and in evaluating audit evidence relating to the determination of the recoverable amount of goodwill; and (ii) our audit effort included the use of professionals with specialized skill and knowledge to assist in evaluating the discount rate.

SSR Mining Inc.	Financial Statements Year-End 2019 | 6

SSR Mining Inc.

Report of Independent Registered Public Accounting Firm

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures involved testing the effectiveness of internal controls relating to management’s goodwill impairment assessment, including controls over the recoverable amount of the Seabee Gold Operation CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Seabee Gold Operation CGU, evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management. Evaluating whether the significant assumptions used by management, including metal prices, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, future operating costs and capital expenditures, the discount rate and a Canadian dollar to U.S. dollar foreign exchange rate, were reasonable involved considering (i) the current and past performance of the Seabee Gold Operation CGU, (ii) the consistency with external market and industry data, including external metal prices and the foreign exchange rate, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the discount rate. The work of management’s specialists was used in performing procedures to evaluate the reasonableness of the amount of recoverable Mineral Reserves and Mineral Resources. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as their methods and assumptions. The procedures performed also included tests of the data used by the specialists and an evaluation of their findings. Evaluating the significant assumptions relating to the estimates of recoverable Mineral Reserves and Mineral Resources also involved obtaining evidence to support the reasonableness of the assumptions, including considering the past performance of the Seabee Gold Operation CGU and whether they were consistent with evidence obtained in other areas of the audit.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

February 20, 2020

We have served as the company’s auditor since 1989.

SSR Mining Inc.	Financial Statements Year-End 2019 | 7

SSR Mining Inc.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

	Note	December 31	December 31
		2019	2018
Current assets
Cash and cash equivalents	5	$503,647	$419,212
Trade and other receivables	6	87,306	42,841
Marketable securities	7	66,453	29,542
Inventories	8	237,570	232,748
Other		4,686	8,776

		899,662	733,119
Non-current assets
Mineral properties, plant and equipment	9	769,462	701,175
Deferred income tax assets	12	63	7,523
Goodwill	10	49,786	49,786
Other	11	31,134	29,535
Total assets		$1,750,107	$1,521,138

Current liabilities
Accounts payable and accrued liabilities	13	$111,125	$83,043
Reclamation and closure cost provision	15	8,766	211
Current portion of debt	14	114,280	—
		234,171	83,254
Non-current liabilities
Deferred income tax liabilities	12	127,815	107,909
Reclamation and closure cost provision	15	75,469	61,961
Debt	14	169,769	247,551
Other	16	8,929	14,487
Total liabilities		616,153	515,162

Shareholders’ equity
Share capital	17	1,083,766	1,055,417
Other reserves	18	19,762	(16,303)
Equity component of convertible notes	14	106,425	68,347
Deficit		(75,999)	(133,314)
Total shareholders’ equity attributable to SSR Mining shareholders		1,133,954	974,147
Non-controlling interest	4	—	31,829
Total equity		1,133,954	1,005,976
Total liabilities and equity		$1,750,107	$1,521,138

Commitments (note 26(c))

The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors and authorized for issue on February 20, 2020.

“Beverlee F. Park”	“Paul Benson”
Beverlee F. Park, Director	Paul Benson, Director

SSR Mining Inc.	Financial Statements Year-End 2019 | 8

SSR Mining Inc.

Consolidated Statements of Income (Loss)

(expressed in thousands of United States dollars, except for per share amounts)

	Note	2019	2018
Revenue	19	$606,850	$420,675
Cost of sales
Production costs		(329,810)	(245,111)
Depletion and depreciation		(106,157)	(98,719)
		(435,967)	(343,830)
Income from mine operations		170,883	76,845
General and administrative expenses	20	(30,929)	(32,941)
Exploration, evaluation and reclamation expenses		(17,616)	(14,009)
Operating income		122,338	29,895
Interest and other finance income	21	11,910	11,761
Interest expense and other finance costs	21	(31,598)	(33,630)
Loss on redemption of convertible debt	14	(5,423)	—
Other (expense) income	22	(5,739)	(9,092)
Foreign exchange (loss) gain		(5,359)	9,156
Income before income taxes		86,129	8,090
Income tax expense	12	(30,372)	(8,121)
Net income (loss)		$55,757	$(31)
Attributable to:
Equity holders of SSR Mining		$57,315	$6,379
Non-controlling interest		(1,558)	(6,410)

Net income per share attributable to equity holders of SSR Mining
Basic	23	$0.47	$0.05
Diluted	23	$0.47	$0.05

The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2019 | 9

SSR Mining Inc.

Consolidated Statements of Comprehensive Income (Loss)

(expressed in thousands of United States dollars)

	2019	2018
Net income (loss)	$ 55,757	$ (31)
Other comprehensive income (loss)
Items that will not be reclassified to net income:
Gain (loss) on marketable securities, at FVTOCI, net of tax (expense) recovery of ($4,811) and $6,059	29,819	(37,686)
Items that may be subsequently reclassified to net income:
Unrealized gain (loss) on effective portion of derivative, net of tax (expense) recovery of ($702) and $850	2,226	(2,907)
Total other comprehensive income (loss)	32,045	(40,593)
Total comprehensive income (loss)	$87,802	$ (40,624)
Attributable to:
Equity holders of SSR Mining	$89,360	$ (34,214)
Non-controlling interest	(1,558)	(6,410)

The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2019 | 10

SSR Mining Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

		Common Shares		Other reserves (note 18)	Equity component of convertible notes		Total equity attributable to equity holders of SSR Mining
	Note	Shares (000’s)	Amount			Deficit		Non- controlling interest	Total equity

Balance, January 1, 2018		119,841	$1,047,233	$24,998	$68,347	$(139,693)	$1,000,885	$23,043	$1,023,928
Exercise of stock options	17	899	8,184	(2,864)	—	—	5,320	—	5,320
Equity-settled share-based compensation	17	—	—	2,156	—	—	2,156	—	2,156
Funding from non-controlling interest		—	—	—	—	—	—	15,196	15,196
Total comprehensive income (loss) for the year		—	—	(40,593)	—	6,379	(34,214)	(6,410)	(40,624)
Balance, December 31, 2018		120,740	$1,055,417	$(16,303)	$68,347	$(133,314)	$974,147	$31,829	$1,005,976

Exercise of stock options and settlement of RSUs	17	1,098	$10,131	$(2,804)	$—	$—	$7,327	$—	$7,327
Acquisition of non-controlling interest	4	1,246	18,218	1,463	—	—	19,681	(33,981)	(14,300)
Equity-settled share-based compensation	17	—	—	4,005	—	—	4,005	—	4,005
Transfer of equity-settled Performance Share Units		—	—	1,356	—	—	1,356	—	1,356
Equity value of convertible debt issued	14	—	—	—	42,903	—	42,903	—	42,903
Equity value of convertible debt redeemed	14	—	—	—	(4,825)	—	(4,825)	—	(4,825)
Funding from non-controlling interest		—	—	—	—	—	—	3,710	3,710
Total comprehensive income (loss) for the year		—	—	32,045	—	57,315	89,360	(1,558)	87,802
Balance, December 31, 2019		123,084	$1,083,766	$19,762	$106,425	$(75,999)	$1,133,954	$—	$1,133,954

The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial StatementsYear-End 2019 | 11

SSR Mining Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Note	2019	2018
Cash flows from operating activities
Net income (loss) for the year		$55,757	$(31)
Adjustments for:
Depreciation and depletion		108,247	100,479
Interest and other finance income		(11,910)	(11,761)
Interest expense		30,010	32,325
Income tax expense		30,372	8,121
Non-cash foreign exchange loss (gain)		2,162	(13,002)
Loss on redemption of convertible debt	14	5,423	—
Other	28	11,541	6,883
Net changes in non-cash working capital items	28	(61,046)	(30,934)
Cash generated from operating activities before interest and taxes		170,556	92,080
Moratorium paid		(3,862)	(5,683)
Interest paid		(11,646)	(13,831)
Income taxes paid		(20,850)	(12,797)
Cash generated by operating activities		134,198	59,769
Cash flows from investing activities
Expenditures on mineral properties, plant and equipment		(135,768)	(158,031)
Purchase of marketable securities	7	(3,435)	(23,057)
Loan to joint venture partner		(1,967)	(8,032)
Net proceeds from sale of marketable securities	7	3,308	63,445
Interest received		9,697	9,219
Acquisition of non-controlling interest	4	(2,415)	—
Other		252	526
Cash used in investing activities		(130,328)	(115,930)
Cash flows from financing activities
Proceeds from exercise of stock options		7,237	5,320
Funding from non-controlling interest		3,710	15,196
Redemption of convertible notes	14	(152,250)	—
Issuance of convertible notes	14	230,000	—
Convertible notes issuance costs		(7,068)	—
Lease payments		(1,076)	—
Cash generated by financing activities		80,553	20,516
Effect of foreign exchange rate changes on cash and cash equivalents		12	(5,007)
Increase (decrease) in cash and cash equivalents		84,435	(40,652)
Cash and cash equivalents, beginning of year		419,212	459,864
Cash and cash equivalents, end of year		$503,647	$419,212

Supplemental cash flow information (note 28)

The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2019 | 12

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. (“we”, “us”, “our” or “SSR Mining”) is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These statements were authorized for issue by our Board of Directors on February 20, 2020.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

c)	Basis of consolidation

These consolidated financial statements incorporate the financial statements of SSR Mining Inc. and all of our subsidiaries. Subsidiaries are all entities (including structured entities) over which we have control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control.

The principal subsidiaries of SSR Mining Inc. and their geographic locations at December 31, 2019 were as follows:

Subsidiary	Location	Ownership	Principal project or purpose
Marigold Mining Company	USA	100%	Marigold
SGO Mining Inc.	Canada	100%	Seabee Gold Operation
Puna Operations Inc. (1) (2)	Canada	100%	Puna Operations
SSR Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Intertrade Metals Limited Partnership	Canada	100%	Sales and marketing

(1)

On September 18, 2019, we acquired the remaining 25% interest in Puna Operations Inc. (“Puna Operations”) from Golden Arrow Resources Corporation (“Golden Arrow”), increasing our ownership from 75% to 100% (note 4).

(2)	Mina Pirquitas Sociedad Anonima, a subsidiary of Puna Operations Inc., is the Argentine operating company.

Intercompany assets, liabilities, equity, income, expenses and cash flows between the SSR Mining and our subsidiaries are eliminated.

SSR Mining Inc.	Financial Statements Year-End 2019 | 13

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Foreign currency translation

The functional and presentation currency of SSR Mining and each of our subsidiaries is the U.S. dollar. Accordingly, foreign currency transactions and balances of the Company’s subsidiaries are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the U.S. dollar (“foreign currencies”) are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are principally translated using daily exchange rates, except for depletion and depreciation which is translated at historical exchange rates. Foreign exchange gains and losses are recognized in net (loss) earnings and presented in the consolidated statements of income (loss) in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the consolidated statements of cash flows.

e)	Revenue recognition

Our primary source of revenue is the sale of gold bullion or doré and metal-bearing concentrate.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration we expect to receive in exchange for those products or services. In determining whether we have satisfied a performance obligation, we consider the indicators of the transfer of control, which include, but are not limited to, whether: it is probable that the economic benefits associated with the sale will flow to us; we have a present right to payment; we have transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; and the customer has legal title to the asset.

Gold bullion and doré sales

Gold bullion and doré is sold primarily to bullion banks in the London spot market. The sales price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from sales of gold bullion at the time of physical delivery, which is also the date that title to the gold passes and cash is received.

Concentrate sales

The initial sales price of our concentrate metal sales is determined on a provisional basis at the date of sale as the final selling price is subject to movements in the monthly average London Metal Exchange or London Bullion Market Association prices up to the date of final pricing. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days.

We recognize revenues under these contracts at the point that control passes to the customer, which is when the risk and rewards of ownership pass over to the customer, typically at port of loading or port of unloading. Upon transfer of control of the concentrate, we recognize revenue based on the estimated prices for the estimated month of settlement and initial assay results. The associated receivable is subsequently remeasured to fair value by reference to forward market prices at each period end until final settlement, with the impact of changes in the forward market prices recognized in other revenue in the consolidated statements of income (loss) as they occur. Refining and treatment charges are netted against revenues from metal concentrate sales.

SSR Mining Inc.	Financial Statements Year-End 2019 | 14

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)    Cash and cash equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of 90 days or less, which are readily convertible into a known amount of cash and excludes any restricted cash that is not available for use by us.

g)    Inventories

Stockpiled ore, leach pad inventory and finished goods are valued at the lower of average cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and depletion and directly attributable overhead costs. NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs. Any write-downs of inventory to NRV are recognized within cost of sales in the consolidated statements of income (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. The cost of stockpiled ore inventory is derived from the current mining costs incurred up to the point of stockpiling the ore and is removed at average cost as ore is processed. Quantities of stockpiled ore are verified by periodic surveys.

The recovery of gold and by-products from oxide ore is achieved through a heap leaching process at our Marigold mine. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. The cost of leach pad inventory is derived from current mining and leaching costs and removed as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and an estimated recovery percentage.

Finished goods inventory includes metal concentrates at site and in transit, doré at a site or refinery, or bullion in a metal account.

Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs. A regular review is undertaken to determine the extent of any provision for obsolescence.

Inventory that is not planned to be processed or used within one year is classified as non-current.

h)    Mineral properties, plant and equipment

(i)    Mineral properties

Mineral properties contain Mineral Reserves or Mineral Resources and exploration potential. The value associated with Mineral Resources and exploration potential is the value beyond Proven and Probable Mineral Reserves.

Mineral Reserves represent the estimate of ore that can be economically and legally extracted from our mining properties. Mineral Resources represent property interests that contain potentially economic mineralized material such as Inferred Mineral Resources within pits; Measured, Indicated and Inferred Mineral Resources with insufficient drill spacing to qualify as Proven and Probable Mineral Reserves; and Inferred Mineral Resources in close proximity to Proven and Probable Mineral Reserves. Exploration potential represents the estimated potential mineralized material contained within: (i) areas adjacent to existing Mineral Reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of Measured, Indicated, or Inferred Mineral Resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

SSR Mining Inc.	Financial Statements Year-End 2019 | 15

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)    Mineral properties, plant and equipment (continued)

(i)     Mineral properties (continued)

Capitalized costs of mineral properties include the following:

•	Costs of acquiring exploration and development stage properties in asset acquisitions, or the value attributed to properties acquired in a business combination;

•	Economically recoverable exploration and evaluation expenses;

•	Expenditures incurred to develop mining properties, net of proceeds from pre-production sales, prior to reaching operating levels intended by management;

•	Certain costs incurred during production;

•	Estimates of reclamation and closure costs; and

•	Borrowing costs incurred that are attributable to qualifying mineral properties.

Acquisition of mineral properties

The costs of acquiring exploration and development stage properties, including transaction costs, in an asset purchase are capitalized as an exploration and evaluation asset or a mineral property at cost. The value attributed to acquiring mineral properties at an operating mine in a business combination is recognized as a mineral property. The value attributed to acquiring exploration potential in a business combination is recognized as an exploration and evaluation asset.

Exploration and evaluation expenditures

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with acquiring the rights to explore, prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed until it has been determined that a property is technically feasible and commercially viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized.

SSR Mining Inc.	Financial Statements Year-End 2019 | 16

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)    Mineral properties, plant and equipment (continued)

(i)    Mineral properties (continued)

Development expenditures

Once we have met the criteria for capitalization of exploration and evaluation expenditures, the carrying value of the exploration and evaluation asset is reclassified as a mineral property. All costs, including pre-operating costs are capitalized until the point that the mineral property is capable of operating as intended by us. This is determined by: (i) completion of operational commissioning of major mine and plant components; (ii) operating results being achieved consistently for a period of time; (iii) indicators that these operating results will be continued; and (iv) other factors being present, including one or more of the following: a significant portion of the plant/mill capacity being achieved; a significant portion of available funding being directed towards operating activities; a predetermined, reasonable period of time being passed; or significant milestones for the development of the mineral property being achieved.

In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping, with the stripping ratio being the ratio of waste material to ore. Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.

Once the mineral property is capable of operating as intended, further operating costs, including depreciation and depletion, are included within inventory as incurred.

Costs incurred during production

During the production phase of an underground mine, mine development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle. Development costs incurred to build new shafts, declines and ramps that enable permanent access to ore underground are capitalized as incurred. Capitalized underground development costs are depleted using the units-of-production method, as described below.

During the production phase of an open pit mine, stripping costs incurred that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized (as a “deferred stripping asset”).The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, and which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the Mineral Reserves for which access has been improved. The deferred stripping asset is included as part of the carrying amount of the mineral property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in Mineral Reserves that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in production costs in the period in which they are incurred.

Measurement

Mineral properties are recorded at cost less accumulated depletion and impairment losses.

SSR Mining Inc.	Financial Statements Year-End 2019 | 17

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)    Mineral properties, plant and equipment (continued)

(i)    Mineral properties (continued)

Depletion of mineral properties

Our mineral properties are classified as either those subject to depletion or not yet subject to depletion. On acquisition of a mineral property, we prepare an estimate of the fair value attributable to Mineral Reserves, Mineral Resources and exploration potential attributable to the property. The fair value attributable to Mineral Resources is classified as mineral properties not yet subject to depletion. As Mineral Resources are converted into Mineral Reserves at operating properties, a portion of the asset balance is reclassified as subject to depletion using an average cost per ounce.

Mineral properties subject to depletion are depleted using the units-of-production method. In applying the units-of-production method over the recoverable ounces to which the asset specifically relates, depletion is calculated using the recoverable ounces extracted from the mine in the period as a percentage of the total recoverable ounces expected to be extracted in current and future periods based on the Mineral Reserves.

We review the estimated total recoverable ounces contained in depletable Mineral Reserves annually and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable Mineral Reserves are accounted for prospectively. No amortization is charged during the evaluation and development phases as the asset is not available for use.

(ii)    Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.

Costs incurred for major overhaul of existing equipment and sustaining capital are capitalized as plant and equipment and are subject to depreciation once they are available for use. Major overhauls include improvement programs that increase the productivity or extend the useful life of an asset beyond that initially envisaged. The costs of routine maintenance and repairs that do not constitute improvement programs are accounted for as a cost of inventory.

SSR Mining Inc.	Financial Statements Year-End 2019 | 18

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)    Mineral properties, plant and equipment (continued)

(ii)    Plant and equipment (continued)

Depreciation of plant and equipment

The carrying amounts of plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life-of-mine (“LOM”), if shorter. Depreciation starts on the date when the asset is available for its intended use. The major categories of plant and equipment are depreciated on a straight-line basis using the estimated lives indicated below:

Vehicles	5 - 7 years

Mining equipment	5 - 20 years

Mobile equipment components	2 - 9 years

Buildings	LOM

Mine plant equipment	LOM

Underground infrastructure	LOM

Assets under construction are not depreciated until available for their intended use.

We conduct a review of residual values, useful lives and depreciation methods employed for plant and equipment annually, and when events and circumstances indicate that such a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.

(iii)    Impairment

At the end of each reporting period, we review our mineral properties, plant and equipment to determine whether there is any indication that these assets are impaired. If any such indication exists, an estimate of the recoverable amount is undertaken If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the consolidated statements of income (loss).

Impairment is normally assessed at the cash-generating unit (“CGU”) level, which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. Each individual mining interest that is an operating mine is typically a CGU.

The recoverable amount of a mine site is the greater of an asset’s fair value less costs to dispose (“FVLCTD”) and value in use (“VIU”). FVLCTD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. The fair value of mine sites is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Mineral properties, plant and equipment that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

SSR Mining Inc.	Financial Statements Year-End 2019 | 19

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)    Goodwill

Under the acquisition method of accounting, the assets acquired and liabilities assumed are recognized at their estimated fair value as of the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recognized as goodwill and allocated to CGUs.

Goodwill arises principally because of the following factors: (i) the ability to capture buyer-specific synergies arising upon a transaction; (ii) the ability to increase Mineral Reserves and Mineral Resources through exploration activities, and (iii) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed.

Goodwill is not amortized. We perform an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a CGU to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to $nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

j)    Share-based payments

The fair value of estimated number of stock options and other equity-settled share-based payment arrangements that will eventually vest, determined at the date of grant, is recognized as a share-based compensation expense in the consolidated statements of income (loss) over the vesting period, with a corresponding increase to equity. We estimate the fair value of stock options granted using the Black-Scholes option pricing model and estimate the expected forfeiture rate at the date of grant.

Share-based payment arrangements considered to be cash-settled include our Directors’ Deferred Share Unit (“DSU”) Plan, our Restricted Share Unit (“RSU”) Plan, our Performance Share Unit (“PSU”) Plan and our 2017 Share Compensation Plan, which replaces our RSU Plan and PSU Plan. The fair values of these arrangements are recognized as share-based compensation expenses in the consolidated statements of income (loss) over the vesting period, with a corresponding increase to accrued liabilities. The fair value of DSUs and RSUs is estimated based on the quoted market price of our common shares and are remeasured at each reporting period. The fair value of PSUs is estimated using a Monte Carlo valuation model.

Under our 2017 Share Compensation Plan, we have the option to settle vested PSUs in either cash or common shares. On February 22, 2019, our Board of Directors indicated its intention to settle the PSUs issued under our 2017 Share Compensation Plan, when vested, in common shares of SSR Mining. Prior to this date, based on our past history of settling PSUs in cash, we had accounted for our obligations as a liability. The impact of this change is discussed in note 17(e).

When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

k)    Taxation

The income tax expense for the period is comprised of current and deferred tax, and is recognized in the consolidated statements of income (loss) except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.

Current income tax

Current tax for each of our taxable entities is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the consolidated statements of financial position.

SSR Mining Inc.	Financial Statements Year-End 2019 | 20

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Taxation (continued)

Deferred tax

Deferred income tax assets and liabilities are recognized, using the liability method, for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized are reassessed at the end of each reporting period.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which we expect, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

Deferred income tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.

Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

We recognize deferred income taxes relating to the impact of changes in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in currencies other than our functional currency. The resultant changes in deferred taxes are recognized in deferred income tax expense/recovery in the consolidated statements of earnings (loss). We recognize foreign exchange gains and losses on current income tax receivable and payable balances denominated in currencies other than our functional currency in the consolidated statements of earnings (loss).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities, when they relate to income taxes levied by the same taxation authority, and we intend to settle our current tax assets and liabilities on a net basis.

Royalties and other tax arrangements

Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current liabilities and included within cost of sales.

SSR Mining Inc.	Financial Statements Year-End 2019 | 21

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)	Income per share

Income per share calculations are based on the weighted average number of common shares outstanding during the period. For calculations of diluted income per share, the weighted average number of common shares outstanding are adjusted to include the effects of all potentially dilutive share equivalents, such as stock options and convertible notes, whereby proceeds from the potential exercise of dilutive stock options with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing our common shares at their average market price for the period.

m)	Financial instruments

Measurement – initial recognition

Financial assets and financial liabilities are recognized in our consolidated statements of financial position when we become a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classification of financial assets

Amortized cost:

Financial assets that meet the following conditions are measured subsequently at amortized cost:

(i)	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

(ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

Our financial assets at amortized cost primarily include cash and cash equivalents, short-term investments and interest and other receivables included in other current and non-current financial assets in the consolidated statements of financial position.

Fair value through other comprehensive income (“FVTOCI”):

Financial assets that meet the following conditions are measured at FVTOCI:

(i)	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

(ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Our FVTOCI financial assets include our equity instruments designated as FVTOCI.

SSR Mining Inc.	Financial Statements Year-End 2019 | 22

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Financial instruments (continued)

Equity instruments designated as FVTOCI:

On initial recognition, we may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income (“OCI”). The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings. We have designated all investments in equity instruments that are not held for trading as FVTOCI (see note 3).

Financial assets measured subsequently at FVTPL:

By default, all other financial assets are measured subsequently at FVTPL.

We, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 25(b). Our financial assets at FVTPL include its account receivable arising from sales of concentrate and derivative assets not designated as hedging instruments.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of SSR Mining after deducting all its liabilities.

Equity instruments issued by us are recognized at the proceeds received, net of direct issue costs. Repurchase of our own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, or cancellation of our own equity instruments. No gain or loss is recognized on the issue of our own equity instruments, unless the equity is issued to settle a liability.

Classification of financial liabilities

Financial liabilities that are not contingent consideration in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

Derivative instruments designated as cash flow hedges

We designate certain derivatives as hedging instruments in respect of foreign currency risk and commodity price risk as cash flow hedges. On initial designation of the derivative as a cash flow hedge, we document the relationship between the hedging instrument and hedged item, along with our risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, we document whether the hedging instrument is effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk.

SSR Mining Inc.	Financial Statements Year-End 2019 | 23

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Financial instruments (continued)

The changes in the fair value of derivatives that are designated and determined to be effective in offsetting forecasted cash flows is recognized in OCI. The gain or loss relating to the ineffective portion is recognized immediately as gain (loss) on derivatives in other (expense) income, net, in the consolidated statements of comprehensive income (loss). When the forecasted transaction impacts earnings, the cumulative gains or losses that were recorded in Accumulated other comprehensive income (loss) (“AOCI”) are reclassified to earnings in the same line item as the recognized hedged item. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the cumulative gains or losses that were recorded in AOCI are reclassified and included in the carrying amount of the asset.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in AOCI at that time remains in AOCI and is recognized in the consolidated statements of income (loss) when the forecasted transaction occurs, in the same line item as the recognized hedged item. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the cumulative gains or losses that were recorded in AOCI are removed from equity and included in the carrying amount of the asset. This transfer does not affect OCI.

We discontinue hedge accounting only when the hedging relationship (or part thereof) ceases to meet the qualifying criteria. This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognized in OCI at that time remains in equity and is reclassified to the consolidated statements of income (loss) when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss is reclassified immediately to the consolidated statements of income (loss).

Non-hedge derivatives

Derivative instruments that do not qualify as cash flow hedges are recorded at fair value with changes in fair value recognized in net earnings.

Impairment

We recognize a loss allowance for expected credit losses on its financial assets. At each reporting date, we measure the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

n)	Provisions

Provisions are liabilities that are uncertain in timing or amount. We record a provision when and only when:

(i)	We have a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from our actions where:

(i)	By an established pattern of past practice, published policies or a sufficiently specific current statement, we have indicated to other parties that we will accept certain responsibilities; and

(ii)	As a result, we have created a valid expectation on the part of those other parties that we will discharge those responsibilities.

SSR Mining Inc.	Financial Statements Year-End 2019 | 24

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Provisions (continued)

Provisions are reviewed at the end of each reporting period and adjusted or reversed to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in finance costs in the consolidated statements of income (loss).

Reclamation and closure cost provision

We record a provision for the estimated future costs of reclamation and closure of operating, closed and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. The provision for our Company’s reclamation and closure costs is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the consolidated statements of income (loss). The provision for reclamation and closure costs is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the consolidated statements of income (loss). The provisions for reclamation and closure costs related to inactive and closed mines are included in production costs in the consolidated statements of income (loss) on initial recognition and subsequently when remeasured.

o)	Leases

On January 1, 2019, we adopted IFRS 16 - Leases (“IFRS 16”), described further in note 2(t). We elected to apply IFRS 16 using a modified retrospective approach, therefore the comparative information has not been restated and continues to be reported under IAS 17 - Leases and the associated interpretive guidance (“IAS 17”). Under IAS 17, leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

SSR Mining Inc.	Financial Statements Year-End 2019 | 25

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Current accounting changes

New standards issued and adopted

IFRS 16

We adopted the requirements of IFRS 16, which replaced IAS 17, as of January 1, 2019. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the accounting for finance leases under IAS 17, with limited exceptions for short-term leases or leases of low value assets.

We elected to apply IFRS 16 using a modified retrospective approach by recognizing the cumulative effect of adopting IFRS 16 as an adjustment to the opening consolidated statements of financial position at January 1, 2019. Therefore, the comparative information has not been restated and continues to be reported under IAS 17. In addition, in applying IFRS 16 for the first time, we elected to account for operating leases with a remaining lease term of less than twelve months as at January 1, 2019 as short-term leases.

Our lease accounting policy under IFRS 16 is provided below.

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease of the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset during the term of the contract and if we have the right to direct the use of the asset.

As a lessee, we recognize a right-of-use asset, which is included in mineral properties, plant and equipment, and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method.

Lease payments included in the measure of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee, and the exercise price under any purchase option that we would be reasonably certain to exercise; lease payments in any optional renewal period if we are reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless we are reasonably certain not to terminate early.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Payments associated with short-term leases and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the we are reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

SSR Mining Inc.	Financial Statements Year-End 2019 | 26

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Current accounting changes (continued)

IFRS 16 (continued)

On adoption of IFRS 16, we recognized right-of-use assets of $4.3 million within mineral properties, plant and equipment and lease liabilities of $4.3 million as at January 1, 2019. The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 7.5%.

IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 - Uncertainty over Income Tax Treatments (the “Interpretation”) provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. We adopted the Interpretation in our consolidated financial statements for the annual period beginning on January 1, 2019. The adoption of the Interpretation did not impact the consolidated financial statements.

q)	Future accounting changes

At this time, we do not expect future accounting changes to impact our significant accounting policies.

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our consolidated financial statements are outlined below. In addition, the preparation of consolidated financial statements in conformity with IFRS requires the use of estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. We have outlined below information about assumptions and other sources of estimation uncertainty as at December 31, 2019 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a)	Areas of Judgment

Assessment of impairment indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment includes, but is not limited to, market and economic conditions, commodity prices, reserves and resources, mine plans and operating results, market transactions for similar assets and our market capitalization.

SSR Mining Inc.	Financial Statements Year-End 2019 | 27

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY (continued)

a)	Areas of Judgment (continued)

Assessment of impairment indicators (continued)

At December 31, 2019, we assessed whether there were indicators of impairment present for our mineral properties, plant and equipment. As part of our assessment, we noted that total sustaining capital expenditures estimated in Puna Operations’ 2019 LOM plan, which was completed in the fourth quarter of 2019, were significantly higher than the sustaining capital expenditures estimated in the 2016 Puna Operations Technical Report. The increase in the estimate of total sustaining capital expenditures over the LOM was considered to be an indicator of impairment. As a result, we performed an impairment assessment of Puna Operations as at December 31, 2019 (note 24).

Functional currency

We have determined the functional currency of each of our subsidiaries is the U.S. dollar. The determination of a subsidiary’s functional currency requires significant judgment to determine the primary economic environment. We reconsider the functional currency of our entities if there is a change in events and conditions which determined the primary economic environment.

Determination of commencement of commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgment which impacts when we recognize revenue, operating costs and depreciation and depletion in our consolidated statements of income (loss). In making this determination, management considers whether (a) the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended was complete; (b) ramping up to nameplate design capacity has been achieved for the operations; (c) the mine and mill were meeting performance design criteria such as mining rates, haulage targets, hourly throughput and process recovery; and (d) a saleable product could be produced.

Deferred tax assets and liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions. Deferred tax liabilities arising from temporary differences on investments in subsidiaries are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled by us. Judgment is also required on the application of income tax legislation. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

SSR Mining Inc.	Financial Statements Year-End 2019 | 28

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY (continued)

b)	Sources of Estimation Uncertainty

Recoverable amount of Puna Operations CGU

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of the applicable assets. In addition, if available, market transactions for comparable assets are considered in determining the recoverable amount of assets. The projected discounted cash flows are significantly affected by changes in assumptions related to metal prices, production based on current estimates of recoverable Mineral Reserves, future operating costs and capital expenditures, the discount rate and the foreign exchange rate. These inputs are based on our best estimates of what an independent market participant would consider appropriate. Changes in these inputs may impact the results of the impairment testing and the resulting carrying values of assets.

As described in note 3(a), we determined there was an indicator of impairment present at Puna Operations at December 31, 2019 and, therefore, we performed an impairment assessment. At December 31, 2019, the carrying amount of Puna Operations CGU was $141.9 million (December 31, 2018 - $131.0 million). We concluded there was no impairment (see note 24).

Recoverable amount of goodwill

A discounted cash flow model is used to determine the recoverable amount of the Seabee Gold Operation CGU when performing the annual impairment test for goodwill. The projected cash flows are significantly affected by assumptions related to metal prices, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, future operating costs and capital expenditures, the discount rate and a Canadian dollar (“CAD”) to U.S. dollar (“USD”) foreign exchange rate. Note 10 outlines the significant inputs used when performing our goodwill impairment testing. These inputs are based on our best estimates of what an independent market participant would consider appropriate. There is a risk that changes in these inputs may result in a material adjustment to the carrying value of goodwill within the next year.

The carrying amount of goodwill was $49.8 million at December 31, 2019 and 2018.

Mineral Reserves and Mineral Resources

We estimate Mineral Reserves and Mineral Resources based on information prepared by qualified persons as defined by NI 43-101. Mineral Reserves are used in the calculation of depletion, depreciation, in performing impairment testing and for forecasting the timing of the payment of reclamation and closure costs, and future taxes. In assessing the LOM for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may, ultimately, result in Mineral Reserves estimates being revised. Such changes in Mineral Reserves could impact depletion and depreciation rates, asset carrying values and the provision for reclamation and closure costs.

SSR Mining Inc.	Financial Statements Year-End 2019 | 29

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY (continued)

b)	Sources of Estimation Uncertainty (continued)

Valuation of inventory

The measurement of inventory, including the determination of its NRV, especially as it relates to ore in stockpiles and leach paid inventory, involves the use of estimates.

The NRV of inventory is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. In addition, in determining the value of the leach pad inventory, we make estimates of quantities and grades of ore stacked on leach pads and in-process, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and leach pad inventory and production and selling costs requires significant assumptions that may impact the stated value of our inventory.

Depletion and depreciation

We use the units of production method to deplete mineral properties, whereby depletion is calculated using the quantity of ounces extracted from the mine in the period as a percentage of the total quantity of ounces expected to be extracted in current and future periods. Other assets are depreciated, net of residual value, using the straight-line method over the useful life of the equipment.

The calculation of the unit of production rate and the useful life and residual values of capital assets, and therefore the annual depletion and depreciation expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of changes in our mine plans, differences between estimated and actual costs of mining and differences in the gold price used in the estimation of Mineral Reserves.

Estimate of reclamation and closure costs

Our provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and foreign exchange rates. The expected timing of expenditures can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. Our assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a material change to the provision recognized by us. At December 31, 2019, our total provision for reclamation and closure cost obligations was $84.2 million (December 31, 2018 - $62.2 million).

SSR Mining Inc.	Financial Statements Year-End 2019 | 30

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	ACQUISITION OF NON-CONTROLLING INTEREST

On May 31, 2017, we formed a jointly owned company with Golden Arrow called Puna Operations for the development of the Chinchillas property. The jointly owned company, holding the Pirquitas and Chinchillas properties, was owned 75% by SSR Mining and operated by SSR Mining.

On September 18, 2019, we acquired Golden Arrow’s 25% interest in Puna Operations for aggregate consideration of $32,364,000, consisting of $2,261,000 of cash, the extinguishment of the loan to Golden Arrow and related interest of $11,369,000, the issuance of $18,218,000 of our common shares, and the transfer of shares in Golden Arrow we owned, with a fair value of $516,000, for cancellation.

As the acquisition did not result in a change of control, the acquisition was accounted for as an equity transaction whereby the non-controlling interest of $33,981,000 in Puna Operations recognized by us prior to the acquisition was adjusted to nil in our consolidated statements of financial position. Further, the difference of $1,617,000 between the carrying value of the non-controlling interest in Puna Operations at the time of acquisition and the fair value of the consideration paid to Golden Arrow of $32,364,000 million was recognized in equity. In addition, transaction costs we incurred in connection with the transaction of $154,000 were recognized as a reduction of equity.

5.	CASH AND CASH EQUIVALENTS

	December 31, 2019	December 31, 2018
Cash	$164,470	$209,518
Short-term investments	339,177	209,694
	$503,647	$419,212

6.	TRADE AND OTHER RECEIVABLES

	December 31, 2019	December 31, 2018
Trade receivables	$54,164	$11,287
Value added tax receivables	10,944	12,811
Prepayments and deposits	15,478	10,880
Income tax receivable	3,489	2,947
Other taxes receivable	2,368	4,274
Other	863	642
	$87,306	$42,841

No provision for credit loss was recognized at December 31, 2019 or 2018. All trade receivables are expected to be settled within twelve months. Credit risk is further discussed in note 26(b).

SSR Mining Inc.	Financial Statements Year-End 2019 | 31

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	MARKETABLE SECURITIES

	December 31, 2019	December 31, 2018
Balance, beginning of year	$29,542	$114,001
Additions	5,355	25,456
Disposals	(3,534)	(63,445)
Gain (loss) recognized on acquisition at fair value	757	(2,782)
Fair value adjustments	34,333	(43,688)
Balance, end of year	$66,453	$29,542

Additions to marketable securities for the year ended December 31, 2019 includes the purchase of 0.8 million common shares of SilverCrest Metals Inc. (“SilverCrest”) for total consideration of $3.4 million.

During 2018, we purchased 8.2 million common shares of SilverCrest for total consideration of $23.1 million and sold our remaining position of 9.0 million common shares of Pretium Resources Inc. (“Pretium”) for pre-tax cash proceeds of approximately $63.4 million.

The fair value adjustments in 2019 and 2018 relate primarily to the changes in the value of SilverCrest common shares and Pretium common shares, respectively.

8.	INVENTORIES

	December 31, 2019	December 31, 2018
Finished goods	$14,141	$23,433
Stockpiled ore	18,155	18,195
Leach pad inventory	171,768	162,335
Materials and supplies	35,354	30,791
	239,418	234,754
Non-current materials and supplies	(1,848)	(2,006)
	$237,570	$232,748

As at December 31, 2019, we have recognized a provision of $3,297,000 (2018 - $3,436,000) for obsolete materials and supplies inventory.

SSR Mining Inc.	Financial Statements Year-End 2019 | 32

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	December 31, 2019
	Plant and equipment (1) (2)	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$621,882	$463,548	$101,990	$91,228	$1,278,648
Additions	82,151	42,373	7,145	35,275	166,944
Disposals	(12,457)	(2,962)	—	(434)	(15,853)
Change in reclamation and closure cost provision	—	7,580	—	1,072	8,652
Transfers	—	28,839	(28,839)	—	—
Balance, end of year	691,576	539,378	80,296	127,141	1,438,391

Accumulated depreciation and depletion
Balance, beginning of year	(338,153)	(239,320)	—	—	(577,473)
Depreciation and depletion	(48,226)	(55,783)	—	—	(104,009)
Disposals	10,981	1,572			12,553
Balance, end of year	(375,398)	(293,531)	—	—	(668,929)
Net book value at December 31, 2019	$316,178	$245,847	$80,296	$127,141	$769,462

SSR Mining Inc.	Financial Statements Year-End 2019 | 33

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

	December 31, 2018
	Plant and equipment (1) (2)	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total

Cost

Balance, beginning of year	$545,090	$393,273	$121,854	$91,579	$1,151,796

Additions	102,275	33,371	13,771	956	150,373

Disposals	(16,331)	—	—	(1,307)	(17,638)

Removal of fully depreciated/depleted assets	(9,152)	—	—	—	(9,152)

Change in reclamation and closure cost provision	—	3,269	—	—	3,269

Transfers	—	33,635	(33,635)	—	—
Balance, end of year	621,882	463,548	101,990	91,228	1,278,648

Accumulated depreciation and depletion

Balance, beginning of year	(315,261)	(177,906)	—	—	(493,167)

Depreciation and depletion	(44,772)	(61,414)	—	—	(106,186)

Disposals	12,728	—	—	—	12,728

Removal of fully depreciated/depleted assets	9,152	—			9,152
Balance, end of year	(338,153)	(239,320)	—	—	(577,473)
Net book value at December 31, 2018	$283,729	$224,228	$101,990	$91,228	$701,175

(1)	Includes assets under construction of $28,208,000 at December 31, 2019 (2018 - $44,858,000).

(2)	On January 1, 2019, we adopted IFRS 16. At December 31, 2019, plant and equipment includes right-of-use assets with a cost of $4,584,000 and related accumulated amortization of $1,082,000.

SSR Mining Inc.	Financial Statements Year-End 2019 | 34

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	GOODWILL

In connection with the acquisition of the Seabee Gold Operation in 2016, we recognized goodwill of $49,786,000. In accordance with IAS 36 - Impairment of Assets, we performed the annual goodwill impairment test at December 31, 2019. For the purposes of the goodwill impairment test, the recoverable amount of the Seabee Gold Operation, which is considered to be the CGU, has been determined using a FVLCTD calculation.

A discounted cash flow model is used to determine the FVLCTD amount of the Seabee Gold Operation CGU. The projected cash flows are significantly affected by assumptions related to metal prices, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, future operating costs and capital expenditures, the discount rate and CAD to USD foreign exchange rate. These inputs are based on our best estimates of what an independent market participant would consider appropriate. Projected cash flows under the discounted cash flow model are after-tax and discounted using an estimated weighted average cost of capital of a market participant adjusted for asset specific risks. Commodity prices and the foreign exchange rate used to project cash flows were based on observable market or publicly available data, including forward prices and analyst forecasts.

The discounted cash flow model uses a long-term gold price of $1,392 per ounce and a long-term foreign exchange rate of $1.29 CAD to USD $1.00. The model also uses a post-tax real discount rate adjusted for asset specific risks of 5.6%. At December 31, 2019, the calculated recoverable amount of the Seabee Gold Operation CGU exceeded the carrying value, and therefore no impairment charge has been recorded.

11.	OTHER ASSETS - NON-CURRENT

	December 31, 2019	December 31, 2018
Deferred consideration on sale of mineral properties	$12,332	$11,289
Value added tax receivables	10,472	5,991
Other taxes receivable	3,143	—
Restricted cash	2,339	2,035
Non-current inventories (note 8)	1,848	2,006
Loan receivable from joint venture partner (note 4)	—	8,214
Other investments	1,000	—
	$31,134	$29,535

SSR Mining Inc.	Financial Statements Year-End 2019 | 35

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	CURRENT AND DEFERRED INCOME TAX

The following table represents the major components of income tax expense (recovery) recognized in the consolidated statement of income (loss) for the years ended December 31, 2019 and 2018:

Years ended December 31	2019	2018

Current tax expense	$24,796	$8,043

Deferred tax expense	5,576	78

Total income tax expense	$30,372	$8,121

Income tax expense differs from the amount that would be computed by applying the Canadian statutory rate of 27% (2018- 27%) to income before income taxes. The reasons for the differences are as follows:

Years ended December 31	2019	2018

Income before taxes	$86,129	$8,090

Statutory tax rate	27.00%	27.00%

Expected income tax	$23,254	$2,184

Increase (decrease) attributable to:
Non-deductible (taxable) items	(17,654)	25,408
Foreign exchange	15,058	(13,714)
Differences in foreign and future tax rates	(3,309)	(1,086)
Mining and overseas withholding tax	10,249	4,955
Expired losses	738	2,928
Restructuring of Argentine operations	—	114,100
Change in tax estimates with respect to prior years	(2,316)	1,501
Changes in recognition of deferred tax assets	3,952	(128,066)
Other	400	(89)

Total income tax expense	$30,372	$8,121

Restructuring of Argentine Operations

In May 2018, we restructured our Argentine operations by recharacterizing our intercompany loan to equity and transferring the Chinchillas assets into the same wholly-owned subsidiary of Puna Operations that holds the Pirquitas plant. The restructuring was designed to increase the efficiency and administration of the operation and reduce the risk related to historic tax positions. The restructuring resulted in the elimination of previously unrecognized deferred tax assets resulting in a movement in deferred tax not recognized of $125.7 million and a change to tax expense of $114.1 million reflecting the recharacterization of the intercompany loan to equity, an increase in tax basis of mining assets, and current tax expense of $4.7 million in 2018.

SSR Mining Inc.	Financial Statements Year-End 2019 | 36

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	CURRENT AND DEFERRED INCOME TAX (continued)

The significant components of deferred income tax assets and deferred income tax liabilities as at December 31, 2019 and 2018 are presented below:

As at December 31	2019	2018

Deferred income tax assets

Deductible temporary differences relating to:

Marketable securities	$—	$1,038

Inventories	2,241	—

Reclamation and closure cost provision	4,760	3,354

Deductibility of other taxes	9,242	9,445

Other items	9,917	10,124
	26,160	23,961

Tax loss carry forwards and tax credits	9,919	15,361

Total deferred income tax assets	$36,079	$39,322

Deferred income tax liabilities
Taxable temporary differences relating to:

Marketable securities	(4,118)	—

Inventories	(4,138)	(3,511)

Mineral properties, plant and equipment	(98,438)	(92,686)

Convertible notes	(15,046)	(2,236)

Mineral and foreign withholding tax	(40,462)	(41,143)

Other items	(1,629)	(132)

Total deferred income tax liabilities	$(163,831)	$(139,708)

Balance sheet presentation
Deferred income tax assets	$63	$7,523
Deferred income tax liabilities	(127,815)	(107,909)

Deferred income tax liabilities, net	$(127,752)	$(100,386)

SSR Mining Inc.	Financial Statements Year-End 2019 | 37

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	CURRENT AND DEFERRED INCOME TAX (continued)

As at December 31, 2019, an aggregate deferred tax liability of $13,952,000 (December 31, 2018 - $17,617,000) for temporary differences of $46,507,000 (December 31, 2018 - $58,724,000) related to investments in subsidiaries was not recognized as we control the dividend policy of our subsidiaries (i.e., we control the timing of reversal of the related taxable temporary differences and we are satisfied that they will not reverse in the foreseeable future).

We recognize tax benefits on losses or other deductible amounts generated in countries where we determine that it is probable that taxable profits will be available to be utilized against those temporary differences. Our unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

Years ended December 31	2019	2018
Mineral properties, plant and equipment	$4,850	$3,330
Reclamation and closure cost provision	46,418	30,677
Tax loss carry forwards and tax credits	15,192	7,962
Mineral and foreign withholding tax	616	567
Other items	6,913	3,883
Unrecognized deductible temporary differences	$73,989	$46,419

At December 31, 2019, we had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred tax assets are utilized to offset applicable deferred tax liabilities and losses for which deferred tax assets are not recognized as listed in the table above. Losses expire at various dates and amounts between 2020 and 2039.

As at December 31, 2019
Argentina	$1,193
Mexico	43,517
Peru	71
Canada	2,541
U.S.A.	7,433
Tax operating losses	$54,755

SSR Mining Inc.	Financial Statements Year-End 2019 | 38

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2019	December 31, 2018
Trade payables	$33,579	$15,896
Accrued liabilities (1)	54,911	43,596
Income taxes payable	12,767	8,463
Royalties payable	3,528	4,542
Moratorium liability (note 16)	3,537	4,570
Derivative liabilities	—	2,798
Accrued interest on convertible notes (note 14(a))	2,803	3,178
	$111,125	$83,043

(1)    Accrued liabilities includes $446,000 recognized for lease liabilities under IFRS 16.

14.	DEBT AND CREDIT FACILITY

a)	Debt

	December 31, 2019	December 31, 2018
2013 Notes	$114,280	$247,551
2019 Notes	169,769	—
Total carrying amount of convertible debt	284,049	247,551
Less: current portion of debt	$(114,280)	$—
Non-current portion of debt outstanding	$169,769	$247,551

On March 19, 2019, we issued $230,000,000 of unsecured convertible senior notes due in 2039 (the “2019 Notes”) for net proceeds of $222,932,000 after payment of commissions and expenses related to the offering of $7,067,000. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.

Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax law. On or after April 1, 2023 and prior to April 1, 2026 we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash.

Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.

The proceeds of the 2019 Notes have been bifurcated between their debt and equity components. The fair value of the debt portion of $169,365,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 7.5%. The residual of $44,766,000 ($60,635,000 less deferred tax liability of $15,869,000) was allocated to equity. The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.

SSR Mining Inc.	Financial Statements Year-End 2019 | 39

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	DEBT AND CREDIT FACILITY (continued)

a)	Debt (continued)

The transaction costs of the issuance of the 2019 Notes of $7,068,000 have been allocated on a pro rata basis with $5,205,000 to debt and $1,863,000 to equity.

At December 31, 2018, we had $265,000,000 of senior convertible unsecured notes (the “2013 Notes”) outstanding.

On March 19, 2019, the Company repurchased $150,000,000 of the 2013 Notes for a cash payment of $152,250,000. The redemption amount was bifurcated into the debt and equity components of the 2013 Notes purchased. The fair value of the debt portion of $148,000,000 was estimated using a discounted cash flow model based on a maturity date of February 1, 2020 and a discount rate of 4.95%. The difference between this amount and the book value of the redeemed 2013 Notes of $5,423,000 was recognized in the consolidated statements of income (loss) along with the related tax recovery of $1,687,000 and the residual of $4,825,000 was allocated to equity.

At December 30, 2019, holders of our 2013 Notes had the right to surrender their 2013 Notes for purchase by us at their option (the “Put Option”) pursuant to the terms of the Indenture governing the 2013 Notes (the “Indenture”) any time before January 31, 2020. As of December 30, 2019, there was $115,000,000 aggregate principal amount of the 2013 Notes outstanding. On January 31, 2020, as of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were validly surrendered for purchase. The remaining outstanding 2013 Notes are callable by us at par, plus accrued and unpaid interest thereon, if any, at any time at our election giving due notice, in accordance with the terms and conditions of the Indenture. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. We will redeem all of our outstanding 2013 Notes on March 30, 2020 totaling an aggregate principal amount of $114,947,000 at a redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, unless any of the outstanding 2013 Notes are converted into common shares of the Company in accordance with the terms of the 2013 Notes. Following the redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

The table below provides a summary of changes in the debt balance:

	December 31, 2019	December 31, 2018

Balance, beginning of year	$250,729	$236,358

Accretion of discount	14,320	14,371

Interest accrued	8,729	7,619

Interest paid	(9,104)	(7,619)

Redemption of 2013 Notes	(141,982)	—

Issuance of 2019 Notes	164,160	—
Balance, end of year	286,852	250,729

Accrued interest outstanding (note 14)	(2,803)	(3,178)

Carrying value of Notes outstanding	$284,049	$247,551

Classified as:
Current	$114,280	$—
Non-current	169,769	247,551

	$284,049	$247,551

SSR Mining Inc.	Financial Statements Year-End 2019 | 40

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	DEBT AND CREDIT FACILITY (continued)

b)	Credit facility

On August 4, 2015, we entered into a $75,000,000 senior secured revolving credit facility (the “Credit Facility”) with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes. During 2017, we extended the maturity of our Credit Facility to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25,000,000 accordion feature.

Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.25% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 22.5% of the applicable margin.

All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by certain of our assets, certain of our material subsidiaries, and pledges of the securities of our material subsidiaries. In connection with the Credit Facility, we must also maintain certain net tangible worth and ratios for interest coverage and net leverage. As at December 31, 2019 we were in compliance with these covenants.

As at December 31, 2019, we had utilized $580,000 (December 31, 2018 - $8,000,000) of the Credit Facility to support certain obligations arising under workers compensation insurance.

15.	RECLAMATION AND CLOSURE COST PROVISION

Changes to the reclamation and closure cost provision during the years ended December 31 were as follows:

	2019	2018

Balance, beginning of year	$ 62,172	$ 58,330

Obligations assumed on acquisition of mining properties (1)	12,990	—

Reclamation expenditures	(3,568)	(852)

Accretion expense (note 21)	3,743	3,459

Foreign exchange gain (loss)	308	(504)

Revisions in estimates and obligations	8,658	1,739

Obligations related to divested mining properties	(68)	—

Balance, end of year	84,235	62,172

Less: current portion	(8,766)	(211)

Non-current reclamation and closure cost provision	$75,469	$61,961

(1)

On June 27, 2019, we acquired 8,900 hectares of land contiguous to the Marigold mine in Nevada, U.S., net of a 0.5% net smelter returns royalty. The consideration included $22,000,000 in cash and the assumption of related non-current environmental and reclamation obligations then valued at approximately $12,990,000.

SSR Mining Inc.	Financial Statements Year-End 2019 | 41

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	RECLAMATION AND CLOSURE COST PROVISION (continued)

The reclamation and closure cost provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

◾	Discount rates used in discounting the estimated reclamation and closure cost provision range between 1.8% and 9.9% for the year ended December 31, 2019 (2018 - 2.3% and 9.9%).

◾	The majority of the expenditures are expected to occur between 2029 and 2038.

◾	A 1% change in the discount rate would increase or decrease the provision on a consolidated basis by approximately $11,087,000, while holding other assumptions consistent.

16.	OTHER LIABILITIES - NON-CURRENT

	December 31, 2019	December 31, 2018

Moratorium liability	$5,583	$14,487

Lease liabilities	3,346	—
	$8,929	$14,487

On March 31, 2017, we entered into the tax moratorium system in Argentina resolving the dispute concerning export duties payable. The tax moratorium system outlines the terms of repayment, including the total amount of the obligation and the interest rate on outstanding amounts. Outstanding Argentine peso amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium system for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of $6,646,000 of export duties paid prior to entering into the tax moratorium system.

SSR Mining Inc.	Financial Statements Year-End 2019 | 42

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

a)	Authorized capital

We have unlimited authorized common shares with no par value.

The 2017 Share Compensation Plan provides for treasury settlement up to an aggregate total of 6.5% of our issued and outstanding common shares.

b)	Stock options

Our existing incentive plan, approved by our shareholders, under which options to purchase common shares may be granted to officers, employees and others at the discretion of the Board of Directors. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of our stock on the award date. The expiry date for all grants may not exceed the earlier of 7 years after the grant date and the latest date permitted under the rules of the regulatory authorities. Currently, the vesting periods range up to three years, and the term is seven years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued during the years ended December 31, 2019 and 2018 are as follows:

	2019		2018

	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of year	2,638,749	10.35	2,976,360	9.35

Granted	514,355	16.81	668,664	11.84

Exercised	(1,093,844)	(8.78)	(899,050)	(7.79)

Expired	(193,167)	(18.90)	(56,700)	(14.15)

Forfeited	(63,470)	(12.81)	(50,525)	(12.70)

Outstanding, end of year	1,802,623	12.14	2,638,749	10.35

During the year ended December 31, 2019, options granted to officers and employees had exercise prices ranging from C$16.50 to C$17.63 (December 31, 2018 - C$11.07 to C$13.39) and expiry dates ranging from January 1, 2026 to April 1, 2026.

As of December 31, 2019, incentive stock options constitute 1.5% (2018 - 2.2%) of issued and outstanding common share capital. The aggregate intrinsic value of vested share options (market value less exercise price) at December 31, 2019 was $17,831,000 (December 31, 2018 - $11,898,000).

SSR Mining Inc.	Financial Statements Year-End 2019 | 43

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

The weighted average fair value of stock options granted during the year ended December 31, 2019 and year ended December 31, 2018 were estimated to be C$6.22 and C$5.06 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, based on the following assumptions:

Years ended December 31	2019	2018
Forfeiture rate (%)	3.0	3.0
Dividend yield (%)	—	—
Average risk-free interest rate (%)	1.78	1.88
Expected life (years)	4.2	4.2
Volatility (%)	45.8	55.8

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

The weighted average share price, at the date of grant, of stock options granted in 2019 was C$16.81 (2018 - C$11.84).

The weighted average share price at the date of the exercise of stock options in 2019 was C$18.37 (2018 - C$14.13).

The following table summarizes information about stock options outstanding and exercisable at December 31, 2019:

	Stock options outstanding		Stock options exercisable

Exercise prices (C$)	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price (C$/option)
5.83 - 10.18	438,514	2.8	438,514	7.01
10.19 - 11.63	357,458	4.0	130,022	11.04
11.64 - 15.31	503,876	4.3	218,753	12.69
15.32 - 17.63	502,775	6.0	—	—
	1,802,623	4.4	787,289	9.25

c)	Deferred Share Units

Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of our common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of our common shares at the date of grant. DSUs vest immediately and are redeemable in cash on the date the director ceases to be our director.

	2019	2018
Years ended December 31	Number of DSUs	Number of DSUs
Outstanding, beginning of year	533,698	608,763
Granted	79,919	107,318
Redeemed	—	(182,383)
Outstanding, end of year	613,617	533,698

SSR Mining Inc.	Financial Statements Year-End 2019 | 44

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

c)	Deferred Share Units (continued)

DSUs granted in the year ended December 31, 2019 had a weighted average fair value of C$17.90 per unit at the date of grant (2018 - C$12.49). DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation expense recorded in general and administrative expenses. As at December 31, 2019, the fair value of outstanding DSUs was C$24.99 per unit (December 31, 2018 - C$16.50 per unit).

At December 31, 2019, an accrued liability of $11,807,000 (2018 - $6,455,000) relating to DSUs has been recognized.

d)	Restricted Share Units

RSUs are granted to employees based on the value of our share price at the date of grant. The awards have a graded vesting schedule over a three-year period. The terms of the plan provide the Board of Directors the discretion to elect to settle the units in either cash or shares.

To date, RSUs have been cash-settled and, therefore, are recognized as a liability, with fair value re-measurement at each reporting period. The associated compensation expense is recorded in general and administrative expenses unless directly attributable to our operations, whereby it is included in production costs, or exploration, evaluation and reclamation expense.

	2019	2018
Years ended December 31	Number of RSUs	Number of RSUs
Outstanding, beginning of year	425,095	541,006
Granted	195,530	322,935
Settled	(200,671)	(276,983)
Forfeited	(63,794)	(161,863)
Outstanding, end of year	356,160	425,095

RSUs granted in the year ended December 31, 2019 had a weighted average fair value of C$18.14 per unit at the date of grant (2018 - C$11.47 per unit). RSUs settled in the year ended December 31, 2019 were settled at a fair value of C$17.67 per unit (2018 - C$12.33). As at December 31, 2019, the fair value of outstanding RSUs was C$24.99 per unit (December 31, 2018 - C$16.50 per unit).

At December 31, 2019, an accrued liability of $4,003,000 (2018 - $2,949,000) relating to RSUs has been recognized.

e)	Performance Share Units

PSUs are granted to senior executives, and vest after a performance period of three years. The vesting of these awards is based on our total shareholder return in comparison to our peer group and awards vested range from 0% to 200% of initial PSUs granted. Under the terms of our 2017 Share Compensation Plan, our Board of Directors have the discretion to elect to settle PSUs in either cash or shares.

On February 22, 2019, our Board of Directors indicated its intention to settle all of the PSUs issued under our 2017 Share Compensation Plan, when vested, in common shares of SSR Mining.

Prior to this date, based on our past history of settling PSUs in cash, we had accounted for our obligations as a liability. As a result of this change, the value of the relevant outstanding PSUs was fixed at that date and the existing liability of $1,764,000 ($1,284,000, net of tax) was transferred to the share-based compensation reserve of shareholders’ equity. The unamortized value of $4,652,000 relating to these PSUs will be amortized over the remaining vesting periods.

SSR Mining Inc.	Financial Statements Year-End 2019 | 45

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

e)	Performance Share Units (continued)

PSUs granted prior to those under the 2017 Share Compensation Plan were accounted for as cash-settled and, therefore, were recognized as a liability, with fair value re-measurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses.

	2019	2018
Years ended December 31	Number of PSUs	Number of PSUs
Outstanding, beginning of year	311,100	391,432
Granted	144,500	174,900
Settled	(122,300)	(255,232)
Forfeited	(24,800)	—
Outstanding, end of year	308,500	311,100

PSUs granted in the year ended December 31, 2019 had a weighted average fair value of C$15.22 per unit at the date of grant (2018 - C$10.72 per unit). PSUs settled in the year ended December 31, 2019 were settled at a value of C$23.43 per unit (December 31, 2018 - C$23.09). As at December 31, 2019, the estimated weighted average value was C$39.60 per unit (2018 - C$26.76 per unit).

At December 31, 2019, an accrued liability of $3,729,000 (2018 - $7,230,000) related to PSUs has been recognized.

f)	Share-based compensation

Total share-based compensation, including all equity and cash-settled arrangements, for the years ended December 31, 2019 and 2018 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2019	2018
Equity-settled
Production costs	$250	$160
General and administrative expense	3,715	1,958
Exploration, evaluation and reclamation expense	40	39
Cash-settled
Production costs	1,201	1,024
General and administrative expense	9,099	11,412
Exploration, evaluation and reclamation expense	119	125
	$14,424	$14,718

SSR Mining Inc.	Financial Statements Year-End 2019 | 46

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OTHER RESERVES

Total other reserves for the years ended December 31, 2019 and 2018 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2019	2018
Foreign currency translation reserve
At beginning and end of year	$781	$781

Revaluation reserves
At beginning of year	(37,240)	3,353
Gain (loss) on marketable securities at FVTOCI, net of tax	29,819	(37,686)
Unrealized gain (loss) on effective portion of derivative, net of tax	2,226	(2,907)
At end of year	(5,195)	(37,240)

Share-based compensation reserve
At beginning of year	49,696	50,404
Stock options exercised	(2,804)	(2,864)
Transfer of equity-settled PSUs	1,356	—
Share-based compensation	4,005	2,156
At end of year	52,253	49,696

Other
At beginning of year	(29,540)	(29,540)
Acquisition of non-controlling interest (note 4)	1,463	—
At end of year	(28,077)	(29,540)

Total Other Reserves	$19,762	$(16,303)

19.	REVENUE

Years ended December 31	2019	2018
Gold bullion and doré sales	$461,463	$365,996
Concentrate sales	144,861	57,461
Other (1)	526	(2,782)
	$606,850	$420,675

(1)	Other revenue includes the impact of changes in the fair value of concentrate trade receivables classified as FVTPL.

SSR Mining Inc.	Financial Statements Year-End 2019 | 47

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20.	GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31	2019	2018
Salaries and benefits	$11,041	$12,157
Share-based compensation	12,814	13,371
Consulting and professional fees	2,391	3,036
Travel expense	1,100	1,044
Depreciation and amortization	460	194
Other expenses	3,123	3,139
	$30,929	$32,941

21.	FINANCE INCOME AND EXPENSES

a)	Interest and other finance income

Years ended December 31	2019	2018
Interest income	$11,111	$9,219
Accretion income on deferred consideration	799	2,542
	$11,910	$11,761

b)	Interest expense and other finance expenses

Years ended December 31	2019	2018
Interest expense on convertible notes (note 14)	$(23,049)	$(21,990)
Accretion of reclamation and closure cost provision (note 15)	(3,743)	(3,459)
Interest expense on moratorium liability	(2,542)	(6,212)
Other	(2,264)	(1,969)
	$(31,598)	$(33,630)

22.	OTHER (EXPENSE) INCOME

Years ended December 31	2019	2018
Write-down/loss on disposal of mineral properties, plant and equipment	$(1,018)	$(5,344)
Gain (loss) on derivatives	2,243	(2,782)
Write-down of deferred consideration asset	(3,677)	—
Other	(3,287)	(966)
	$(5,739)	$(9,092)

SSR Mining Inc.	Financial Statements Year-End 2019 | 48

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	INCOME PER SHARE

The calculations of basic and diluted income per share attributable to our equity holders for the years ended December 31, 2019 and 2018 are based on the following:

Years ended December 31	2019	2018

Basic weighted average number of shares outstanding (thousands)	121,769	120,137
Adjustments for dilutive instruments:
Stock options (thousands)	892	1,217
Diluted weighted average number of shares outstanding (thousands)	122,661	121,354

The outstanding 2013 Notes and 2019 Notes that could potentially dilute basic earnings per share in the future were not included in the calculation of diluted income per share for the year ended December 31, 2019 because they were anti-dilutive.

24.	OPERATING SEGMENTS

Operating results of operating segments are reviewed by our chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess their performance. We consider each individual operating mine site as a reportable operating segment for financial reporting purposes. In addition, exploration and evaluation projects have been aggregated into a single reportable segment as they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure.

The following is a summary of the reported amounts of income from mine operations, operating income (loss), income (loss) before income taxes and the carrying amounts of assets and liabilities by operating segment:

Year ended and at December 31, 2019	Marigold mine	Seabee Gold Operation	Puna Operations (1)	Exploration, evaluation and development properties	Other reconciling items (2)	Total
Revenue	$315,320	$146,141	$145,389	$—	$—	$606,850
Production costs	(183,782)	(48,470)	(97,558)	—	—	(329,810)
Depletion and depreciation	(52,291)	(36,368)	(17,498)	—	—	(106,157)
Cost of sales	(236,073)	(84,838)	(115,056)	—	—	(435,967)
Income from mine operations	79,247	61,303	30,333	—	—	170,883

Exploration, evaluation and reclamation expenses	(4,139)	(8,511)	(818)	(3,501)	(647)	(17,616)
Operating income (loss)	73,829	52,371	27,578	(3,549)	(27,891)	122,338
Income (loss) before income tax	58,269	40,851	12,652	(2,937)	(22,706)	86,129

Total assets	$524,113	$484,750	$270,633	$115,191	$355,420	$1,750,107
Non-current assets	249,962	310,578	155,049	114,327	20,529	850,445
Total liabilities	(119,413)	(97,131)	(70,676)	(6,216)	(322,717)	(616,153)

SSR Mining Inc.	Financial Statements Year-End 2019 | 49

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	OPERATING SEGMENTS (continued)

Year ended and at December 31, 2018	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration, evaluation and development properties	Other reconciling items (1)	Total
Revenue	$250,341	$115,655	$54,679	$—	$—	$420,675
Production costs	(143,380)	(46,054)	(55,677)	—	—	(245,111)
Depletion and depreciation	(56,748)	(38,818)	(3,153)	—	—	(98,719)
Cost of sales	(200,128)	(84,872)	(58,830)	—	—	(343,830)
Income (loss) from mine operations	50,213	30,783	(4,151)	—	—	76,845

Exploration, evaluation and reclamation expenses	(769)	(7,703)	919	(2,857)	(3,599)	(14,009)
Operating income (loss)	43,399	20,657	(8,457)	(2,801)	(22,903)	29,895
Income (loss) before income tax	26,239	20,204	(9,066)	(2,751)	(26,536)	8,090

Total assets	$478,187	$448,891	$185,298	$71,830	$336,932	$1,521,138
Non-current assets	235,242	321,802	121,890	69,263	39,822	788,019
Total liabilities	(79,210)	(93,017)	(62,243)	(6,330)	(274,362)	(515,162)

(1)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

Impairment assessment - Puna Operations

At December 31, 2019, we performed an assessment of our Puna Operations to identify any potential indicators of impairment. We determined that there was an indicator of potential impairment on the $141.9 million carrying value of Puna Operations, which resulted in us assessing the recoverable amount of the CGU. The recoverable amount of Puna Operations CGU was determined to be the FVLCTD, which is based upon the estimated future after-tax cash flows of the CGU. The cash flows were determined based on cash flow projections over the projection period of 2020 to 2026, which incorporate our estimates of metal prices, production based on current estimates of recoverable Mineral Reserves and future operating costs and capital expenditures. We used a long-term silver price of $17.81 per ounce in the cash flow projections, based on market consensus forecasts. Projected cash flows under the FVLCTD model are after-tax and discounted at 9.3% using an estimated weighted average cost of capital of a market participant adjusted for project and country specific risks. We concluded that the FVLCTD exceeded the carrying value of Puna Operations CGU and therefore, no impairment was required. Additionally, we performed a sensitivity analysis over the inputs determined to be most sensitive within the FVLCTD model. The average silver price would have had to decrease by more than approximately 15.0% for Puna Operations to be impaired.

SSR Mining Inc.	Financial Statements Year-End 2019 | 50

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	OPERATING SEGMENTS (continued)

Revenue by metal

Our Marigold mine and Seabee Gold Operation produce gold in doré form. Doré is unrefined gold bullion bars usually consisting of in excess of 90% gold that is refined to pure gold bullion prior to sale to our customers, which are typically bullion banks.

Puna Operations produces silver/lead and zinc concentrates, which are sold to smelters or traders for further refining. During 2019, one customer accounted for 42% (2018 - 51%) of our concentrate revenue.

The following table provides a summary of revenue by metal:

Years ended December 31	2019	2018
Gold	76%	87%
Silver	19%	12%
Lead	3%	—%
Zinc	2%	1%
	100%	100%

Non-current assets

The following table provides a summary of non-current assets, excluding financial instruments and deferred income taxes, by location:

At December 31	2019	2018
Canada	$326,272	$357,783
United States	285,686	236,054
Argentina	154,986	113,534
Mexico	67,160	66,749
Other	607	575
	$834,711	$774,695

SSR Mining Inc.	Financial Statements Year-End 2019 | 51

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Our financial instruments include cash and cash equivalents, trade receivables, marketable securities, other financial assets, trade and other payables, moratorium and our 2013 Notes and 2019 Notes.

a)	Financial assets and liabilities by category

At December 31, 2019	Amortized cost	FVTPL	FVTOCI (1)	Total
Financial assets
Cash and cash equivalents (note 5)	$503,647	$—	$—	$503,647
Trade receivables (2) (note 6)	—	54,164	—	54,164
Marketable securities (note 7)	—	—	66,453	66,453
Other current and non-current financial assets	13,337	4,627	1,000	18,964
Total financial assets	$516,984	$58,791	$67,453	$643,228

Financial liabilities
Trade and other payables	$78,819	$19,539	$—	$98,358
Other non-current financial liabilities	8,929	—	—	8,929
Debt (note 14(a))	284,049	—	—	284,049
Total financial liabilities	$371,797	$19,539	$—	$391,336

At December 31, 2018	Amortized cost	FVTPL	FVTOCI (1)	Total
Financial assets
Cash and cash equivalents (note 5)	$419,212	$—	$—	$419,212
Trade receivables (2) (note 6)	—	11,287	—	11,287
Marketable securities (note 7)	—	—	29,542	29,542
Other financial assets	25,172	3,711	—	28,883
Total financial assets	$444,384	$14,998	$29,542	$488,924

Financial liabilities
Trade and other payables	$58,695	$15,885	$—	$74,580
Other non-current financial liabilities	14,487	—	—	14,487

Debt (note 14(a))	247,551	—	—	247,551
Total financial liabilities	$320,733	$15,885	$—	$336,618

(1)

Investments in equity securities were designated as FVTOCI upon initial recognition as the management of the equity securities in not considered to be part of our core operations. Securities in the portfolio are disposed of when they no longer meet our long-term investment strategy.

(2)	Trade receivables are classified as FVTPL due to the derivative identified through provisional pricing arrangements discussed in note 2(e).

SSR Mining Inc.	Financial Statements Year-End 2019 | 52

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

b)	Fair value of financial instruments

Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	Fair value at December 31, 2019
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Trade receivables (note 6)	$—	$54,164	$—	$54,164
Marketable securities (note 7)	66,453	—	—	66,453
Other financial assets	2,339	2,641	647	5,627
Accrued liabilities	—	(19,539)	—	(19,539)
	$68,792	$37,266	$647	$106,705

	Fair value at December 31, 2018
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Trade receivables (note 6)	$—	$11,287	$—	$11,287
Marketable securities (note 7)	29,542	—	—	29,542
Other financial assets	2,035	—	1,676	3,711
Accrued liabilities	—	(16,649)	—	(16,649)
	$ 31,577	$ (5,362)	$ 1,676	$ 27,891

(1)

Marketable securities of publicly quoted companies, consisting of FVTOCI investments are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

(2)

Trade receivables relating to sales of concentrate are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Accrued liabilities relating to DSUs, RSUs, and PSUs and derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

(3)

Certain items of deferred consideration from the sale of exploration and evaluation assets are included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data as detailed in note 2(m).

During the years ended December 31, 2019 and 2018, no amounts were transferred between Levels.

SSR Mining Inc.	Financial Statements Year-End 2019 | 53

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

b)	Fair value of financial instruments (continued)

Fair values of financial assets and liabilities not already measured at fair value

The fair value of our 2013 Notes and 2019 Notes as compared to the carrying amounts were as follows:

		December 31, 2019		December 31, 2018
	Level	Carrying amount	Fair value	Carrying amount	Fair value
2013 Notes (1)	1	$ (114,280)	$ (116,581)	$ (247,551)	$ (263,675)
2019 Notes (1)	1	(169,769)	(297,735)	—	—
Total convertible notes		$ (284,049)	$ (414,316)	$ (247,551)	$ (263,675)

(1)

The fair value disclosed for our 2013 Notes and 2019 Notes is included in Level 1 as the basis of valuation uses a quoted price in an active market. The fair value of the convertible notes represents both the debt and equity components of the convertible notes (note 14).

26.	FINANCIAL RISK MANAGEMENT

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

a)    Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i) Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver, lead and zinc and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

◾	global or regional consumption patterns;

◾	the supply of, and demand for, these commodities;

◾	speculative activities;

◾	the availability and costs of substitutes;

◾	inflation; and

◾	political and economic conditions, including interest rates and currency values.

SSR Mining Inc.	Financial Statements Year-End 2019 | 54

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	FINANCIAL RISK MANAGEMENT (continued)

a)    Market Risk (continued)

(i) Price Risk (continued)

The principal financial instruments that we hold which are impacted by commodity prices are our concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to four months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any metal as part of our overall corporate strategy.

We hedge a portion of our diesel consumption with the objective of securing future costs. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.

A 10% increase or decrease in the silver prices as at December 31, 2019, with all other variables held constant, would have resulted in a $2,260,000 (December 31, 2018 - $891,000) increase or decrease to our trade receivables and after-tax net income.

As we do not have trade receivables for gold sales, movements in gold prices do not impact the value of any financial instruments.

The costs relating to our production activities vary depending on market prices on consumables including diesel fuel and electricity.

During 2019, in accordance with our risk management policy, we have used swaps and options to manage a portion of our cost of diesel. As at December 31, 2019, the fair value of derivative instruments related to our diesel hedges was ($348,000) (December 31, 2018 - ($1,908,000)).

Marigold Mine

Our instruments are based on the Ultra Low Sulphur Gulf Coast Diesel Index for diesel consumed at the Marigold mine. As at December 31, 2019, we have hedged the following future anticipated usage at the Marigold mine:

	2020	2021
Gallons hedged (in thousands)	4,200	600
Portion of forecast diesel hedged	41.2%	5.9%
Floor price ($/gallon)	1.72	1.50
Cap price ($/gallon)	2.22	2.19

As at December 31, 2019, the spot price of diesel was $1.95 per gallon. If and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.

Seabee Gold Operation

As at December 31, 2019, we have not hedged future anticipated diesel usage at the Seabee Gold Operation. If and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.

SSR Mining Inc.	Financial Statements Year-End 2019 | 55

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	FINANCIAL RISK MANAGEMENT (continued)

a)	Market Risk (continued)

(i)   Price Risk (continued)

Marketable Securities

We hold certain investments in marketable securities which are measured at fair value, being the closing share price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in OCI. A 10% change in prices would have a $5,748,000 impact on total comprehensive income at December 31, 2019 (December 31, 2018 - $2,555,000). We did not hedge any securities in 2019 or 2018.

(ii)   Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; foreign exchange gains and losses in these situations impact earnings.

The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2019
	Canadian dollar	Argentine peso
Cash	$4,786	$146
Value added tax receivable	148	19,023
Other financial assets	—	1,250
Trade and other payables (excluding income taxes)	(26,695)	(13,411)
Reclamation and closure cost provision	(6,239)	—
Moratorium	—	(9,120)
Total	$(28,000)	$(2,112)

	December 31, 2018
	Canadian dollar	Argentine peso
Cash	$7,982	$1,604
Value added tax receivable	145	17,039
Other financial assets	—	1,098
Trade and other payables (excluding income taxes)	(22,974)	(9,908)
Reclamation and closure cost provision	(5,752)	—
Moratorium	—	(19,057)
Total	$(20,599)	$(9,224)

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed.

SSR Mining Inc.	Financial Statements Year-End 2019 | 56

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	FINANCIAL RISK MANAGEMENT (continued)

a)	Market Risk (continued)

(ii) Currency Risk (continued)

Over the course of 2019, the Argentine peso continued to devalue by approximately 59% compared to 102% in 2018. We have a net Argentine peso liability position which has resulted in foreign exchange gains as a result of the devaluation of the Argentine peso.

The Canadian dollar was relatively stable through most of 2019, ending the year having appreciated by 5.0% (2018 - depreciated by 8.7%) and closing at $1.30 Canadian dollar per one U.S. dollar. We have a net Canadian dollar liability position which has resulted in foreign exchange losses as a result of the strengthening of the Canadian dollar.

Our Seabee Gold Operation has exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into options to manage this exposure. As at December 31, 2019, we had the following hedge positions outstanding:

	2020	2021
Notional amount (in thousands of Canadian dollars)	54,000	—
Portion of forecast exposure hedged	39.1%	—%
Floor level (Canadian dollars per $1 U.S. dollar)	1.2757	—
Cap level (Canadian dollars per $1 U.S. dollar)	1.3683	—

As at December 31, 2019, the fair value of derivative instruments related to our foreign currency hedges was $350,000 (December 31, 2018 ($890,000)).

We assessed the impact of a 10% change in the U.S. dollar exchange rate relative to the Canadian dollar and a 25% change in the U.S. dollar exchange rate relative to the Argentina peso as at December 31, 2019 and 2018 on financial assets and liabilities, with all other variables held constant.

The respective changes in each currency would have resulted in the following impact to our total comprehensive income:

Years ended December 31	2019	2018
Canadian dollar	$2,044	$1,504
Argentine peso	370	1,614

(iii) Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and our moratorium liability because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2013 Notes and 2019 Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the 2013 Notes and 2019 Notes, but because we record the 2013 Notes and 2019 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

As at December 31, 2019, the weighted average interest rate earned on our cash and cash equivalents was 1.8% (December 31, 2018 - 2.4%). With other variables unchanged, a 1.0% change in the annualized interest rate would impact after-tax net income by $3,274,000 (December 31, 2018 - $3,372,000).

SSR Mining Inc.	Financial Statements Year-End 2019 | 57

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	FINANCIAL RISK MANAGEMENT (continued)

b)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk through provisional payments of at least 75% of the value of the concentrate shipped, through transacting with multiple counterparties and retaining title to the concentrate for the majority of our sales until we receive the first provisional payment.

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We also have credit risk through our significant value-added tax (“VAT”) receivables and other receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2019 and December 31, 2018 was as follows:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$503,647	$419,212
Value added tax receivable	21,416	18,802
Trade receivables and other assets	54,164	11,287
Other financial assets	17,964	28,883
	$597,191	$478,184

At December 31, 2019, no amounts were held as collateral except those discussed above related to other financial assets.

SSR Mining Inc.	Financial Statements Year-End 2019 | 58

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	FINANCIAL RISK MANAGEMENT (continued)

c) Liquidity	Risk

Liquidity risk is the risk that we will not be able to meet our obligations associated with financial liabilities as they fall due. We manage our liquidity risk through a rigorous planning, budgeting and forecasting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in note 26(d). Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

To supplement corporate liquidity, we have a credit facility (note 14(b)) of which we utilized $580,000 (December 31, 2018 - $8,000,000) to secure certain obligations arising under workers’ compensation insurance.

In addition, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2019, we had surety bonds totaling $84,431,000 outstanding (December 31, 2018 - $54,053,000).

We enter into contracts that give rise to commitments in the normal course of business for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows:

	Payments due by period (as at December 31, 2019)
	Less than one year	1 - 3 years	4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$92,018	$—	$—	$—	$92,018
Moratorium liability	3,537	5,583	—	—	9,120
Convertible notes (principal portion) (note 14)	115,000	—	—	230,000	345,000
Interest payments on convertible notes (note 14)	7,403	11,500	11,500	8,625	39,028
Reclamation and closure costs	9,556	5,694	—	115,438	130,688
Operating expenditure commitments	6,539	1,137	980	2,440	11,096
Capital expenditure commitments	13,311	—	—	—	13,311
Total contractual obligations	$247,364	$23,914	$12,480	$356,503	$640,261

We believe working capital at December 31, 2019, together with future cash flows from operations, are sufficient to support our commitments through 2020.

SSR Mining Inc.	Financial Statements Year-End 2019 | 59

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	FINANCIAL RISK MANAGEMENT (continued)

d)	Capital management

Our objectives when managing capital are:

◾	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

◾	to maintain a flexible capital structure and minimize the cost of capital.

In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our 2013 Notes and 2019 Notes. In order to facilitate the management of capital requirements, we prepare annual budgets and periodic forecasts and continuously monitor and review actual and forecasted cash flows. The annual budgets are monitored and approved by the Board of Directors.

To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

As of December 31, 2019, we were in compliance with our externally-imposed financial covenants in relation to the credit facility (note 14(b)). We do not have any financial covenants in relation to our 2013 Notes and 2019 Notes (note 14).

27.	RELATED PARTY TRANSACTIONS

Key management includes our directors (executive and non-executive) and other key officers, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2019	2018
Salaries and other short-term employee benefits	$3,401	$2,589
Post-employment benefits	134	83
Termination benefits	—	1,379
Share-based compensation (1)	12,370	10,819
Total compensation	$15,905	$14,870

(1)	Share-based compensation includes fair value adjustments on cumulative DSU and PSU positions as reported in the consolidated statements of income (loss).

28.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the years ended December 31, 2019 and 2018 are as follows:

Years ended December 31	2019	2018
Trade and other receivables	$ (66,344)	$ (4,234)
Inventories	(10,872)	(40,144)
Accounts payable and accrued liabilities	19,663	18,753
Provisions - current	(3,493)	(5,309)
	$ (61,046)	$ (30,934)

SSR Mining Inc.	Financial Statements Year-End 2019 | 60

SSR Mining Inc.

Notes to the Consolidated Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

28.	SUPPLEMENTAL CASH FLOW INFORMATION (continued)

Adjustments for non-cash other operating activities during the years ended December 31, 2019 and 2018 are as follows:

Years ended December 31	2019	2018
Share-based payments	$4,005	$2,157
Gain on sale of mineral properties, plant and equipment	(10)	—
Change in reclamation and closure cost provision	—	1,580
Write-down/loss on mineral properties, plant and equipment	1,018	2,771
Other	6,528	375
	$11,541	$6,883

Non-cash investing and financing transactions during December 31, 2019 and 2018 were as follows:

Years ended December 31	2019	2018
Reclamation and closure cost provision assumed in land acquisition	$ (12,990)	$ —
Transfer of equity-settled PSUs	1,356	—
Marketable securities received as consideration for sale of exploration and evaluation assets (note 7)	—	1,751
Extinguishment of loan receivable in connection with the acquisition of non-controlling interest (note 4)	11,369	—
Non-cash consideration for acquisition of non-controlling interest (note 4)	(30,101)	—
Transfer of share-based payment reserve upon exercise of stock options	(2,804)	(2,864)
	$ (33,170)	$ (1,113)

SSR Mining Inc.	Financial Statements Year-End 2019 | 61